Filed pursuant to 424(b)(3)
Registration No. 333-255376

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 8 DATED NOVEMBER 24, 2021
TO THE PROSPECTUS DATED AUGUST 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated August 4, 2021 (the “Prospectus”), as supplemented by Supplement No. 5, dated October 12, 2021, which superseded and replaced all prior supplements to the Prospectus, Supplement No. 6, dated October 15, 2021, and Supplement No. 7, dated November 15, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	an update to the section of the Prospectus titled, “Important Information about this Prospectus;”
●	an update to the section of the Prospectus titled, “Prospectus Summary;”
●	an update to the section of the Prospectus titled, “Questions and Answers about this Offering;”
●	an update to the risk factors;
●	an update to the description of our borrowing policies;
●	an update to the fees payable to the Advisor;
●	an update regarding the Operating Partnership Agreement;
●	an update to the section of the Prospectus titled, “Description of Capital Stock;” and
●	an update to the section of the Prospectus titled, “Plan of Distribution.”

●IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

The fifth paragraph of the section titled “Important Information about this Prospectus” beginning on page vii of the Prospectus is hereby removed and the paragraph immediately following that paragraph is hereby superseded and replaced with the following:

Pursuant to this prospectus, we will offer to the public all of the shares that we have registered. We presently intend to operate on a perpetual basis and to conduct a continuous offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. Therefore, our share redemption program will likely be the only way for our stockholders to dispose of their shares. However, in the future we may also consider various liquidity events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a liquidity event could arise. There can be no assurance that we will ever seek to effect, or be successful in effecting, a liquidity event. Our charter does not require us to pursue a liquidity event or any transaction to provide liquidity to our stockholders. We intend to file a new registration statement on Form S-11 with the SEC upon the expiration of the registration statement of which this prospectus forms a part to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. In certain states, the registration of this offering may continue for only one year following the most recent clearance by applicable state authorities, after which we intend to renew the offering period through the expected termination date of the offering. Given our present intention to operate on a perpetual basis and offer shares continuously, as described above, we will endeavor to take all reasonable actions, including making any necessary filings with the SEC, to avoid interruptions in the continuous offering of shares of our common stock. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings. We reserve the right to terminate this offering at any time.

●PROSPECTUS SUMMARY

1.The following supersedes and replaces the last paragraph of the section titled “Prospectus Summary—Black Creek Industrial REIT IV, Inc.” beginning on page 1 of the Prospectus:

We have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2017, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We presently intend to operate on a perpetual basis and offer shares continuously through our ongoing public offerings. Therefore, our share redemption program will likely be the only way for our stockholders to dispose of their shares. However, in the future we may also consider various Liquidity Events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a Liquidity Event could arise. There can be no assurance that we will ever seek to effect, or be successful in effecting, a Liquidity Event. Our charter does not require us to pursue a Liquidity Event or any transaction to provide liquidity to our stockholders.

Our office is located at 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202, and our main telephone number is (303) 339-3650.

2.The following supersedes and replaces the first paragraph of the section titled “Prospectus Summary—The Offering” beginning on page 26 of the Prospectus:

Pursuant to this prospectus, we will offer to the public all of the shares that we have registered. We presently intend operate on a perpetual basis and to conduct a continuous offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. Therefore, our share redemption program will likely be the only way for our stockholders to dispose of their shares. However, in the future, we may also consider various liquidity events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a liquidity event could arise. There can be no assurance that we will ever seek to effect, or be successful in effecting, a liquidity event. Our charter does not require us to pursue a liquidity event or any transaction to provide liquidity to our stockholders. We intend to file a new registration statement on Form S-11 with the SEC upon the expiration of the registration statement of which this prospectus forms a part to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we intend to renew the offering period for additional one-year periods (or longer, if permitted by the laws of each particular state). We reserve the right to terminate this offering at any time. Our board of directors, in its sole discretion, may determine from time to time during this offering to reclassify shares of our common stock, as permitted by our charter, in order to offer shares of one or more additional classes of common stock in this offering. Any additional class of common stock may be offered at a different price and may be subject to different fees and expenses than the shares currently being offered.

●QUESTIONS AND ANSWERS ABOUT THIS OFFERING

1.The following supersedes and replaces the twelfth bullet under the answer to the question “Are There Any Risks Involved in Buying Shares of Our Common Stock?” beginning on page 41 of the Prospectus:

●	Although we may consider various liquidity events in the future, there is no assurance that we will ever seek to effect a liquidity event and we are not required to do pursue a liquidity event by our charter. Given that we presently intend to operate on a perpetual basis, because our investment strategy is focused on the industrial asset class, it is possible that if the industrial asset class becomes undesirable, we may change our investment strategy and policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus. Further, if we determine that the industrial asset class is likely to become unfavorable in the longer term, we may determine to seek a liquidity event rather than continue to operate on a perpetual basis.

2.The following supersedes and replaces the answer to the question “What is the Term or Expected Life of this Offering?” beginning on page 46 of the Prospectus:

Pursuant to this prospectus, we will offer to the public all of the shares that we have registered. We presently intend to operate on a perpetual basis and to conduct a continuous offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. Therefore, our share redemption program will likely be the only way for our stockholders to dispose of their shares. However, in the future we may also consider various Liquidity Events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a Liquidity Event could arise. There can be no assurance that we will ever seek to effect, or be successful in effecting, a Liquidity Event. Our charter does not require us to pursue a Liquidity Event or any transaction to provide liquidity to our stockholders.

We intend to file a new registration statement on Form S-11 with the SEC upon the expiration of the registration statement of which this prospectus forms a part to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. In certain states, the registration of this offering may continue for only one year following the initial clearance by applicable state authorities, after which we will apply to renew the offering period for additional one-year periods (or longer, if permitted by the laws of each particular state).

We reserve the right to terminate this offering at any time. Our board of directors, in its sole discretion, may determine from time to time during this offering to reclassify shares of our common stock, as permitted by our charter, in order to offer shares of one or more additional classes of common stock in this offering. Any additional class of common stock may be offered at a different price and may be subject to different fees and expenses than the shares currently being offered.

●Risk Factors

1.The following is added as the first risk factor on page 55 of the Prospectus in the section titled “Risk Factors—Risks Related to Investing in This Offering:”

Even if we are able to raise substantial funds in this offering, investors in our common stock are subject to the risk that our offering, business and operating plans may change.

Although we presently intend to operate on a perpetual basis with an ongoing offering and share redemption program, this is not a requirement of our charter. Further, we may in the future consider various Liquidity Events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a Liquidity Event could arise. Even if we are able to raise substantial funds in this offering, if circumstances change such that our board of directors believes it is in the best interest of our stockholders to terminate this offering or to terminate our share redemption program, in connection with a Liquidity Event or otherwise, we may do so without stockholder approval. Our board of directors may also change our investment objectives, borrowing policies or other corporate policies without stockholder approval. In addition, we may change the way our fees and expenses are incurred and allocated to different classes of stockholders if the tax rules applicable to REITs change such that we could do so without adverse tax consequences. Our board of directors may decide that a Liquidity Event or certain other significant transactions that require stockholder approval are in the best interests of our stockholders. Holders of all classes of our common stock have equal voting rights with respect to such matters and will vote as a single group rather than on a class-by-class basis. Accordingly, investors in our common stock are subject to the risk that our offering, business and operating plans may change.

2.The following supersedes and replaces the last risk factor on page 60 of the Prospectus in the section titled “Risk Factors— Risks Related to Investing in This Offering:”

There is very limited liquidity for our shares of common stock. If we do not effect a Liquidity Event, it will be very difficult for you to have liquidity for your investment in shares of our common stock.

Although we presently intend to operate on a perpetual basis with an ongoing offering and share redemption program, in the future we may also consider various Liquidity Events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a Liquidity Event could arise. There can be no assurance that we will ever seek to effect, or be successful in effecting, a Liquidity Event. Our charter does not require us to pursue a Liquidity Event or any transaction to provide liquidity to our stockholders. If we do not effect a Liquidity Event, it will be very difficult for you to have liquidity for your investment in shares of our common stock other than limited liquidity through our share redemption program.

●Borrowing Policies

The following supersedes and replaces the second paragraph under the caption, “Borrowing Policies” on page 115 of the Prospectus in the section titled “Investment Strategy, Objectives and Policies—Borrowing Policies:”

Our board of directors has delegated to Scott A. Seager and Brian R. Lange the authority to review and approve unaffiliated financing obligations with respect to any secured and unsecured debt for an amount of up to $30.0 million. In addition, our board of directors has delegated to the Combined Industrial Advisors Committee the authority to review and approve unaffiliated financing obligations with respect to any secured and unsecured debt, on such terms as the Combined Industrial Advisors Committee deems necessary, advisable or appropriate, provided that the amount of any single borrowing does not exceed $100.0 million, and the aggregate amount of borrowings approved by the Combined Industrial Advisors Committee in any quarter does not exceed $100.0 million. The functions delegated to our officers and to the Combined Industrial Advisors Committee are subject to an annual review by our board of directors to ensure that the delegation of authority remains appropriate.

●FEES PAYable to the advisor

On November 24, 2021, the Advisory Agreement was amended and restated to revise the circumstances under which the fixed component of the advisory fee is payable to the Advisor such that it will no longer be payable with respect to a disposition. Accordingly, the description of the fixed component of the advisory fee in the sections titled, “Prospectus Summary—Compensation to the Advisor and its Affiliates,” “The Advisor and the Advisory Agreement—The Advisory Agreement—Advisory Fee and Expense

Reimbursements” and “Management Compensation” beginning on pages 13, 154 and 162, respectively, of the Prospectus is hereby updated to remove the description of the fixed component of the advisory fee to be paid in connection with a disposition.

●The Operating Partnership agreement

1.The following supersedes and replaces the section titled “The Operating Partnership Agreement—Classes of OP Units” beginning on page 172 of the Prospectus:

Our Operating Partnership has multiple classes of OP Units: Class T OP Units (which are further separated into Series 1, Series 2 and Series 3), Class W OP Units, Class I OP Units and Class D OP Units (which are further separated into Series 1 and Series 2). The Series 1 and Series 3 Class T OP Units, the Class W OP Units and the Class I OP Units correspond to our three classes of common stock. We may issue new classes of OP Units with unique terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption. Thus, our board of directors could authorize the issuance of new classes of OP Units with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

2.The following supersedes and replaces the first paragraph of the section titled “The Operating Partnership Agreement—Capital Contributions” beginning on page 172 of the Prospectus:

As we accept subscriptions for shares of our common stock, we will transfer substantially all of the net offering proceeds to the Operating Partnership in exchange for OP Units of the same class as the applicable shares with respect to which offering proceeds have been received. Such OP Units will have economic terms that vary based upon the class of shares issued. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors, and the Operating Partnership will be deemed to have simultaneously paid the fees, commissions and other costs associated with the offering. As of the date of this prospectus, there are no third-party holders, but in the future we may cause the Operating Partnership to issue Class T, Class W, Class I or Class D OP Units to third parties other than us and our affiliates.

●Description of Capital Stock

The following supersedes and replaces the section titled “Description of Capital Stock— Liquidity Events” beginning on page 215 of the Prospectus:

The purchase of shares of our common stock is intended to be a long term investment and we do not anticipate that a secondary trading market will develop. Therefore, it will be very difficult for you to sell your shares of common stock promptly or at all, and any such sales may be made at a loss. On a limited basis, you may be able to have your shares redeemed through our share redemption program. Although we presently intend to operate on a perpetual basis, in the future we may also consider various Liquidity Events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a Liquidity Event could arise. While we may consider one or more Liquidity Events at any time in the future, we currently do not have a fixed time frame in which we intend to undertake such consideration and we are not obligated be our charter or otherwise to effect a liquidity event at any time. There can be no assurance that we will ever pursue a Liquidity Event. We believe that our structure as a non-exchange traded REIT with no targeted liquidity window will allow us to acquire and manage our investment portfolio in a more active and flexible manner. We expect the structure to be beneficial to your investment, as we will not be limited by a pre-determined operational period and the need to provide a Liquidity Event at the end of that period. For purposes hereof, "Liquidity Event" includes, but is not limited to: (i) a listing of our common stock on a national securities exchange; (ii) our sale, merger or other transaction in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; and (iii) the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration.

●Plan of distribution

The following supersedes and replaces the last paragraph on page 253 of the Prospectus in the section titled “Plan of Distribution—The Offering:”

This offering commenced on August 4, 2021. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. We presently intend to operate on a perpetual basis. Therefore, our share redemption program will likely be the only way for our stockholders to dispose of their shares. However, in the future we may also consider various liquidity events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a liquidity event could arise.

There can be no assurance that we will ever seek to effect, or be successful in effecting, a liquidity event. Our charter does not require us to pursue a liquidity event or any transaction to provide liquidity to our stockholders. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three year period described in Rule 415. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we will renew the offering period for additional one year periods (or longer, if permitted by the laws of each particular state).We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law. Further, our board of directors, in its sole discretion, may determine from time to time during this offering to reclassify shares of our common stock, as permitted by our charter, in order to offer one or more additional classes of common stock in this offering. Any additional class of common stock may be offered at a different price and may be subject to different fees and expenses than the shares currently being offered.